[redacted]

10029082

SECUR... ...SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40749

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southern Pacific Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28245 AVENUE CROCKER # 106
(No. and Street)

VALENCIA (City) CALIFORNIA (State) 91355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John D. Lewis (800) 347 5129
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Dave Banerjee, CPA.
(Name – *if individual, state last, first, middle name*)

6301 Owensmouth Ave. Suite 750 (Address) Woodland Hills (City) California (State) 91367 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John D. Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southern Pacific Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

John D. Lewis
Signature

President
Title

See Attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California
County of Kern

Subscribed and sworn to (~~or affirmed~~) before me on this 16th day of January, 20 10, by
Date Month Year
(1) John D. Lewis,
Name of Signer
proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (X
(and
(2) ____________,
Name of Signer
proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Cheryl A. Bruning
Signature of Notary Public

CHERYL A. BRUNING
Commission # 1646676
Notary Public - California
Kern County
My Comm. Expires Mar 2, 2010

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: Jan 1, 2009 - Dec 31, 2009 Number of Pages: 2

Signer(s) Other Than Named Above: none

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB

6301 Owensmouth Avenue, Suite 750, Woodland Hills, CA 91367 • (818) 657-0288 • FAX (818) 657-0299 • (818) 312-3283
E-mail: dave@davebanerjee.com • ***Web: www.DaveBanerjee.com***

Report of Independent Registered Public Accounting Firm

Board of Directors
Southern Pacific Securities, Inc.
Valencia, California

We have audited the accompanying statement of financial condition of Southern Pacific Securities, Inc. as of December 31, 2009 and the related statements of operations, changes in Stockholder's equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Southern Pacific Securities, Inc. for the year ended December 31, 2008. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included in the year ended December 31, 2009, is based solely on the report of the auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Pacific Securities, Inc. as of December 31, 2009 and the results of its operations, stockholders' equity (deficit) and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the Board of Directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA An Accountancy Corporation
Woodland Hills, California
February 15, 2010

SOUTHERN PACIFIC SECURITIES, INC.

Statement of Financial Condition
December 31, 2009

ASSETS

Cash (Note 1)	$	3,012
Deposit with clearing organizations	$	16,251
Accounts receivable		1,175
Deferred Tax Benefit		745
Total assets	$	21,183

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilites:		
Accounts payable	$	2,738
Total liabilities		2,738
Stockholder's equity:		
Capital stock		10,000
Retained earnings		8,445
Total stockholder's equity		18,445
Total liabilities and stockholder's equity	$	21,183

The accompanying notes are an integral part of these financial statements

SOUTHERN PACIFIC SECURITIES, INC.

Statement of Income
For the year ended December 31, 2009

REVENUE:		
Commissions revenue	$	5,302
Concessions revenue		50,931
Other revenue		9,679
Total revenues		65,912
EXPENSES:		
Commissions		44,286
Regulatory fees		3,153
Occupancy		6,000
Insurance		2,463
Telephone		2,521
Automotive and travel		3,695
Office		4,075
Professional fees		3,700
Total expenses		69,893
NET LOSS BEFORE PROVISION FOR INCOME TAXES		(3,981)
PROVISION FOR INCOME TAXES (Note 4)		
Income tax expense		800
Tax Benefit		(745)
NET LOSS	$	(4,036)

The accompanying notes are an integral part of these financial statements

SOUTHERN PACIFIC SECURITIES, INC.

Statement of Stockholder's Equity
For the year ended December 31, 2009

	Capital Stock	Retained Earnings	Total Stockholder's Equity
Beginning balance January 1, 2009	$ 10,000	$12,481	$22,481
Net loss		(4,036)	(4,036)
Ending balance December 31, 2009	$ 10,000	$ 8,445	$ 18,445

The accompanying notes are an integral part of these financial statements

SOUTHERN PACIFIC SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (4,036)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in:	
Deposit with clearing organization	(16,251)
Accounts receivable	(1,255)
Increase (decrease) in:	
Accounts payable	2,344
Total adjustments	(15,162)
Net cash used in operating activities	(19,198)
Decrease in cash	(19,198)
Cash - beginning of year	22,210
Cash - end of period	$ 3,012
Supplemental disclosure of cash flow information	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements

SOUTHERN PACIFIC SECURITIES, INC.

Notes to Financial Statements
December 31, 2009

Note 1: SIGNIFICANT ACCOUNTING POLICIES

As a registered broker-dealer in securities, the Company is subject to the Securities Exchange Act of 1934. The Company uses the accrual method of accounting for financial reporting purposes.

The Company has executed agreements with Wedbush Morgan Securities Inc. for the handling of customer securities transactions on a fully disclosed basis.
The Company introduces and forwards all customer transactions involving purchases and sales of securities to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits at banks and security firms.
In conformity with generally accepted accounting principles, preparation of financial statements may require the use of management's estimates.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair values. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management believes that the adoption of SFAS No. 157 will not have a material impact on the financial results of the Company.

Note 2: CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) Rule 15c3-1, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $15,886 of which $10,886 was in excess of its required minimum net capital. The Company's aggregate indebtedness ($2,738) to net capital was 0.17 at December 31, 2009, which is less than the 15:1 limit.

Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Management estimates that 100% of the revenues were generated in the state of California.

SOUTHERN PACIFIC SECURITIES, INC.

Notes to Financial Statements
December 31, 2009

Note 2: CAPITAL REQUIREMENT (Continued)

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2009.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Note 3: PROVISION FOR TAXES:

The company is a California "C "corporation , incorporated on January 3, 1989 and is allowed to carry forward net operation loss for a period of 15 years and carry back for 3 years.
The firm's accumulated taxable loss carry forward for 2009 is estimated to be $3,351 for federal taxes and $2,551 for state. The deferred tax benefit is $503 for Federal and $ 242 for State of California. The company is subject to a minimum of $800 as Franchise Tax to the State of California.

SOUTHERN PACIFIC SECURITIES, INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2009

	Focus 12/31/09	Audit 12/31/09	Change	Note
Stockholder's equity, December 31, 2009	$ 19,700	$ 17,700	$ (2,000)	(1)
Subtract - Non allowable assets:	-	1,814	(1,814)	(2)
Tentative net capital	19,700	15,886	(3,814)	(4)
Haircuts:	-	-	-	
NET CAPITAL	19,700	15,886	(3,814)	(4)
Minimum net capital	5,000	5,000	-	
Excess net capital	$14,700	$10,886	($3,814)	(4)
Aggregate indebtedness	738	2,738	2,000	
Ratio of aggregate indebtedness to net capital	0.04%	0.17%		

Difference between the audit and focus are as follows:

1- Accrued of audit fees			$2,000
2- Tax benefit of loss carry forwarded	Federal	503	
3- Non- Allowable Concession in Account	State of CA	242	
receivable from Mutual Funds		1,069 (3)	1,814
4- Total Adjustment			$3,814

The accompanying notes are an integral part of these financial statements

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
6301 Owensmouth Avenue, Suite 750, Woodland Hills, CA 91367 • (818) 657-0288 • FAX (818) 657-0299 • (818) 312-3283
E-mail: dave@davebanerjee.com • *Web: www.DaveBanerjee.com*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Southern Pacific Securities, Inc.
Valencia, California

In planning and performing our audit of the financial statements of Southern Pacific Securities, Inc. for the year ended December 31, 2009, We considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, We have made a study of the practices and procedures including tests of such practices and procedures followed by Southern Pacific Securities, Inc. including test of compliance with such practices and procedures that we considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, We did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Southern Pacific Securities, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and Public Company Accounting Oversight Board (United State). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to our attention indicating that such conditions had not been complied with during the period. The scope of our engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA. An Accountancy Corporation
Woodland Hills, California
February 15, 2010